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                             October 15, 2021

       John Merris
       Chief Executive Officer
       Solo Brands, Inc.
       1070 S. Kimball Ave. Ste 121
       Southlake, TX 76092

                                                        Re: Solo Brands, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 4,
2021
                                                            File No. 333-260026

       Dear Mr. Merris:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       General

   1. We have issued numerous comments on the topic of the Tax Receivable Agreement, the core of which have
consistently addressed the need for prominent, descriptive, and quantifiable disclosure
of how the TRA confers significant economic benefits to the pre-
                                                        IPO owners, redirects
cash flows to the TRA participants at the expense of the rest of your shareholders, and
materially affects your liquidity. Please enhance or replace the new cover page disclosure,
provided in response to comment 1, with information that directly addresses these topics
and avoids vague references to tax benefits associated with an "Up-
                                                        C" structure.
 John Merris
FirstName LastNameJohn Merris
Solo Brands, Inc.
Comapany
October 15,NameSolo
            2021    Brands, Inc.
October
Page 2 15, 2021 Page 2
FirstName LastName
Unaudited Pro Forma Consolidated Financial Information, page 82

2. We note multiple references to stock based compensation that will be modified or granted in connection with the offering in the Executive Compensation discussion beginning on page 141. In this regard, please tell us whether as a result of the transactions or the offering, any stock based compensation subject to conversion, modification, or any new grants will have material amounts of compensation expense that should be reflected in your pro forma financial statements. To the extent you expect material amounts of compensation expense, revise the pro forma financial statements accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark at 202-551-3624 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-3397 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Ian D. Schuman